UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                -----------------

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

                    Under the Securities Exchange Act of 1934


                            The Goldfield Corporation
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                   381370 10 5
                                 (CUSIP Number)


                                 John H. Sottile
                          c/o The Goldfield Corporation
                          1684 West Hibiscus Boulevard
                            Melbourne, Florida 32901
                                 (321) 724-1700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 19, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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




--------------------------------------------------------------------------------
CUSIP No.
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     John H. Sottile
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group*
     a._______
     b._______
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds* BK
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ___
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization United States
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned    7.  Sole Voting Power
by Each Reporting Person With              1,484,088
                                       -----------------------------------------
                                       8.  Shared Voting Power
                                           140,400
                                       -----------------------------------------
                                       9.  Sole Dispositive Power
                                           1,484,088
                                       -----------------------------------------
                                       10. Shared Dispositive Power
                                           140,400
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person
     1,624,488
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares*
     -----------
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11 6.38%
--------------------------------------------------------------------------------
14.  Type of Reporting Person*
     IN

--------------------
*  See Instructions.


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

     Explanatory Note

     This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D that was originally filed on June 27, 2005 by John H. Sottile. Mr. Sottile is filing this Amendment No. 1 to update the information regarding his beneficial ownership of shares of common stock, par value $0.10 per share (the "Common Stock"), of the Goldfield Corporation, a Delaware corporation ("Goldfield"). The address of Goldfield's principal executive office is 1684 West Hibiscus Boulevard, Melbourne, Florida 32901, and its telephone number is
(321) 724-1700.

     Items 3 and 5 of the Schedule 13D are amended, supplemented and/or restated as set forth below.

Item 1. Security and Issuer

Item 2. Identity and Background

Item 3. Source and Amount of Funds or Other Consideration

     The total amount of funds required by Mr. Sottile to acquire the shares of Common Stock reported in Item 5(c) below, including brokers' commissions, was $139,690.51. The funds required to acquire the shares purchased in November 2007 and December 2007 were borrowed by Mr. Sottile on the dates of the acquisitions under a home equity line of credit from SunTrust Bank, which Mr. Sottile uses for purposes of personal cash management. The borrowings did not have a fixed maturity date and the interest rate charged varied depending upon market interest rates. The borrowings were not secured by the shares of Common Stock purchased, or any other securities, and have all been repaid in full. Mr. Sottile used cash on hand to fund the September 2008 purchase.

Item 4. Purpose of Transactions



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

Item 5. Interest in Securities of the Issuer

     (a)-(b) As a result of the transactions described in Item 5(c) below, Mr. Sottile beneficially owns an aggregate of 1,624,488 shares of Common Stock, representing approximately 6.38% of the shares outstanding as of September 15, 2008. Mr. Sottile directly holds 1,484,088 shares of Common Stock and indirectly holds 140,400 shares of Common Stock, which are owned by his wife, Ann Sottile. Mr. Sottile reports sole voting and dispositive power with respect to the shares of Common Stock he holds directly and shared voting and dispositive power with respect to the shares of Common Stock he holds indirectly.

     (c) Mr. Sottile acquired shares of Common Stock as follows:

---------------------------- ---------------------- -------------------
           Date                Number of shares      Price per share
---------------------------- ---------------------- -------------------
     November 27, 2007                200                 $0.68
---------------------------- ---------------------- -------------------
     November 28, 2007                300                 $0.68
---------------------------- ---------------------- -------------------
     November 30, 2007                300                 $0.68
---------------------------- ---------------------- -------------------
     December 4, 2007                4,700                $0.69
---------------------------- ---------------------- -------------------
     December 4, 2007                 500                 $0.67
---------------------------- ---------------------- -------------------
     December 6, 2007               20,000                $0.68
---------------------------- ---------------------- -------------------
     December 7, 2007               19,950                $0.68
---------------------------- ---------------------- -------------------
     December 7, 2007                 50                  $0.68
---------------------------- ---------------------- -------------------
     December 10, 2007                100                 $0.68
---------------------------- ---------------------- -------------------


All the foregoing acquisitions were effected by way of open-market purchases on the American Stock Exchange. In addition, on September 19, 2008 Mr. Sottile acquired 300,000 shares of Common Stock for $0.36 per share as a single block.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


Item 7. Material to Be Filed as Exhibits

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: September 23, 2008

                                       JOHN H. SOTTILE, Individually

                                       /s/ John H. Sottile
                                       -----------------------------








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